ROCKFORD MINERALS INC.

October 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Rockford Minerals, Inc.
Amendment No. 2 to Form 8-K
Filed September 27, 2013
File No. 001-34911

I am the President of Rockford Minerals Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated October 7, 2013. My response is as follows:

Critical Accounting Policies

Intangible Assets

1.	We note your response to comment 12. Revise the third paragraph to state that you have been amortizing the patent since the date of issuance.

Response: The Company has revised the paragraph in question to state that “the Patent is being amortized on a straight-line basis over the period of its useful life”, which is consistent with the disclosure in Tropic Spa’s unaudited interim financial statements for the periods ended May 31, 2013 and 2012.

Security Ownership of Certain Beneficial Owners and Management, page

2.	Please note that beneficial ownership includes not only investment/dispositive power, but also voting power. Refer to Rule 13d-3(a) of the Exchange Act. Since the Special Voting Share under the Trust Agreement confers on the Trustee the number of votes equal to the number of outstanding Exchangeable Shares on all matters on which the common stockholders of Rockford Minerals are entitled to vote, please separately list the Special Voting Share in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K. Please also separately list in the table any person who has 5% or more voting rights over Rockford Minerals through the operation of the Trust Agreement. In this regard, it does not appear that the Trustee can vote other than as instructed by each holder of the Exchangeable Shares. Lastly, add a column that shows the total voting power of each person listed in the beneficial ownership table.

Response: The Company has revised the beneficial ownership table as requested.

Exhibit 99.3. Unaudited Interim Financial Statements of Tropic Spa Inc. for the Periods Ended May 31, 2013 and 2012

Note 1. Nature and Continuance of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Sales and Other Revenue and Deferred Revenue, page 8

Rockford Minerals Inc. 1057 Parkinson Road, Unit 9, Woodstock, Ontario N4S 7W3

3.	Please revise the sentence that indicates the Company “will receive $50,000 for this service” to “have received….”, as provided in your previous response to comment 41 of our letter July 30, 2013.

Response: The Company has revised the sentence in question as requested.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora